Hi {Name},

So great catching up [mention the time/date], as always! Glad we finally were able to connect :)

I'm letting you know that the Cinape Wefunder page just went live in private, and I'm sharing with a few trusted people to get feedback and ideas on how I could improve the pitch. Let me know if you have any suggestions for me!

Here's the page: https://wefunder.com/cinapse.io

And of course, if you're ready to invest, you can go ahead and do that now. The goal is to collect at least $25k before going out to the larger film community to show momentum, and you can invest as little at $100.

Thanks for always believing in me and in Cinapse!

Herman

Cinapse

Herman Phillips | CEO & Co-Founder